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                                   EXHIBIT 17


                                  BRYAN A. CORR
                              POST OFFICE BOX 1500
                             505 THIRD AVENUE, EAST
                           ONEONTA, ALABAMA 35121-0017
                                 (205) 625-3581



                                January 28, 1999





VIA FEDERAL EXPRESS

The Board of Directors
Community Bancshares, Inc.
68149 Main Street
Blountsville, Alabama 35031

Attn:    Mr. Kennon R. Patterson, Sr.,
         Chairman  of the  Board,  President  and  Chief
              Executive Officer


           RE: RESIGNATION AS A DIRECTOR OF COMMUNITY BANCSHARES, INC.

Gentlemen:

         The actions of the Board of Directors (the "Board") of Community Bancshares, Inc. (the "Company") since I became a Director in 1997, have increasingly troubled me. More importantly, the actions of the Board and management of the Company since the beginning of this year are both astounding and disappointing to me. Accordingly, I hereby tender my resignation as a Director of the Company effective immediately.

         Although I tender my resignation with great regret, it is nevertheless a resignation that has been compelled by the actions of the Board and management. Those actions include, but are not limited to, the following:

         l. The practice of management in failing to provide the members of the Board with a "Board Book" or similar information for each of the Board's meetings. Such preparatory materials should include full, complete and accurate information




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respecting the Company's operations in order that the members of the Board might be fully informed and carry out effectively their respective responsibilities and duties.

         2. The refusal by the Board, a majority of which is composed of members of management, to adequately examine related-party transactions to which certain members of both the Board and management are parties. As you know, each time that I attempted to raise a question in connection with any related-party transaction, Ken Patterson, who is a party to many such transactions, refused to permit any meaningful discussion to take place concerning it.

         3. The policy of the Board in failing to place the interests of the stockholders of the Company ahead of their own as evidenced by the various related-party transactions referenced above as well as the actions taken by the Board at its meeting on January 7, 1999. The "anti-takeover" measures adopted at that Board meeting will only have the ultimate effect of entrenching the Board and management and of making both unresponsive to the Company's stockholders.

         4. The failure of the Board and management to respond to the proposals made by Jimmy C. Smith, J.R. Whitlock, Sr., A. Lee Hanson, William S. Wittmeier, Jr., and R.C. Corr, Jr. As I believe you know, these individuals and I met with Ken and B.K. Walker on December 17, 1998. At that meeting, each of the proponents voiced the concerns giving rise to his respective proposal. At the conclusion of the meeting, Ken assured us that he would endeavor to respond to the concerns voiced at the meeting within a short period of time. No response has yet been made, unless management's attempt to exclude the proposals from Company's proxy materials relating to the 1999 annual meeting of stockholders and the actions taken by the Board on January 7, 1999 are to be deemed to be the intended response.

         5. The numerous misrepresentations made by Ken in his letter to the stockholders of the Company dated January 8, 1999. In that letter, under the guise of informing the Company's stockholders of a dividend payment, Ken made numerous misrepresentations, including claiming that (i) the proponents are attempting to gain control of the Company; (ii) the proponents intend to sell the Company; (iii) the proposals are a "first step" towards such efforts; (iv) the adoption of the proposals would somehow facilitate such efforts and are so intended; and (v) the Board is "united" in opposition to the proposals. There is no basis in fact for any of those representations. Nothing in the proposals themselves or the proponents' statements in support of the proposals, and nothing in the Schedule 13D which I have filed with the Securities and Exchange Commission could remotely be interpreted as supporting such claims. Ken himself is aware that the Board of the Company is not "united" in its opposition to the proposals.

         In addition to the foregoing grounds, I am compelled to tender my resignation as a Director of the Company because there is no doubt that I am unable to




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effectively function as a member of the Board due to several ongoing practices of management in relation to the Board. Specifically, Board meetings continue to be called without providing any agenda for such meetings or any preparatory materials. More importantly, it appears that Board action has been scripted in advance, thus discouraging open discussion among Board members. Accordingly, I believe that the discharge of my responsibilities as a Director of the Company is now impossible.

         Because of my disagreement with the Company on the matters described above which relate to the Company's operations, policies and practices, I hereby request that the Company file a Current Report on Form 8-K with the Securities and Exchange Commission disclosing my resignation from the Board of the Company and describing the reasons therefor, and attach this letter thereto.


                                           Sincerely,



                                           /s/ Bryan A. Corr
                                           -----------------------------

BAC/lm

cc:      Bishop K. Walker, Esq.